

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE
STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND
CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "FUTURE
PROOF CLIMATE INTELLIGENCE P.B.C.", FILED IN THIS OFFICE ON THE
ELEVENTH DAY OF MARCH, A.D. 2025, AT 3:01 O`CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

10126918 8100
SR# 20251012309

Authentication: 203142233
Date: 03-11-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

COPY

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A PUBLIC BENEFIT CORPORATION
Of

Future Proof Climate Intelligence P.B.C.
(name of corporation)

- **First:** The name of this Corporation is Future Proof Climate Intelligence P.B.C.

- **Second:** Its Registered Office in the State of Delaware is to be located at 131 Continental Drive, Suite 305 Street, in the City of Newark County of New Castle Zip Code 19713 The Registered Agent in charge thereof is Legalinc Corporate Services Inc.

- **Third:** The specific public benefit purpose of the corporation is to

Developer of artificial intelligence & augmented reality survey systems for the public & insurance sectors to determine climate risk & remediation requirements and creating a material positive impact on society and the environment, taken as a whole, as assigned against a third party standard.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is 25,000,000 shares (number of authorized shares) with a par value of $0.01 per share.

- **Fifth:** The name and mailing address of the incorporator are as follows:
  Name Benjamin Gilliland
  Mailing Address 74-4748 Waiha Loop
  Kailua Kona, HI Zip Code 96740

- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 10 day of March, A.D. 20 25.

BY: [signature]
(Incorporator)

NAME: Benjamin Gilliland
(type or print)

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:01 PM 03/11/2025
FILED 03:01 PM 03/11/2025
SR 20251012309 - File Number 10126918